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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2003.
or
☐ TRANSMISSION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
for the transition period from TO .

Commission file number        0-7282

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Computer Horizons Corp. Employee's Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Computer Horizons Corp. 49 Old Bloomfield Avenue Mountain Lakes, New Jersey 07046-1495

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

COMPUTER HORIZONS CORP.
EMPLOYEE'S SAVINGS PLAN

December 31, 2003 and 2002

C O N T E N T S

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 - 9
Supplemental Schedule
Schedule H, Item 4i—Schedule of Assets Held for Investment Purposes	11 - 12
Signature	13
Exhibits
Exhibit 23 Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
    Computer Horizons Corp. Employee's Savings Plan

        We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee's Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Edison, New Jersey
June 3, 2004

Computer Horizons Corp. Employee's Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value	$44,670,428	$36,969,985
Participant loans	561,652	741,797

	45,232,080	37,711,782

Receivables
Participant contributions	126,456	144,250
Employer contribution	23,726	29,123

Total receivables	150,182	173,373

Net assets available for benefits	$45,382,262	$37,885,155

The accompanying notes are an integral part of these statements.

Computer Horizons Corp. Employee's Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

Year ended December 31,

	2003	2002
Additions
Participants contributions	$4,118,056	$6,381,473
Employer's contributions	823,818	1,077,504
Plan conversions	—	1,040,103
Net appreciation in fair value of investments	6,846,693	—
Interest/dividend income	869,680	921,513

	12,658,247	9,420,593

Deductions
Benefit payments to participants	(4,955,108)	(5,683,248)
Deemed distributions to participants	(185,607)	(304,387)
Net depreciation in fair value of investments	—	(6,858,375)
Administrative expenses	(20,425)	(46,332)

	(5,161,140)	(12,892,342)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	7,497,107	(3,471,749)

Net assets available for benefits at beginning of year	37,885,155	41,356,904

Net assets available for benefits at end of year	$45,382,262	$37,885,155

The accompanying notes are an integral part of these statements.

Computer Horizons Corp. Employee's Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A—DESCRIPTION OF THE PLAN

        The following description of Computer Horizons Corp. Employee's Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

        The Plan is a Defined Contribution Plan and was established effective April 1, 1983 for the benefit of Computer Horizons Corp. (the "Company") employees and employees of its participating subsidiaries. The Plan offers all full-time employees of the Company who have completed at least six months of service and all part-time employees who have completed a minimum of one thousand hours of service within a year, an opportunity to defer eligible compensation for contribution to any of the Plan's investment choices.

        The Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. On December 17, 2003, the Plan was amended to comply with recent regulations governing benefit plans.

  Contributions

        Each year participants may contribute three to fifteen percent of pretax annual compensation, defined as eligible compensation (regular earnings, overtime and commissions) subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes fifty percent of the first four percent of eligible compensation that a participant contributes to the Plan.

  Participant Accounts and Vesting

        Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral Account balance (pretax contributions of three to fifteen percent of compensation not to exceed a maximum threshold as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of his Employer Matching Account Computer Horizons Corp. Employee's Savings Plan balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service). Forfeitures of non-vested accounts resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions. At December 31, 2003 and 2002 forfeited non-vested accounts totaled $145,838 and $109,782, respectively. These accounts will be used to reduce future employer contributions and administrative expenses. Also, in 2003 and 2002 employee contributions and administrative expenses were reduced by $80,412 and $110,505, respectively from forfeited non-vested accounts.

  Withdrawals and Distributions Upon Termination of Employment

        Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option.

However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter. If an account balance is $5,000 or less, the Company may distribute the amount upon termination.

  Loans to Participants

        The Plan provides for loans to participants to a maximum of the lesser of (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

        The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 5.50% to 11.00% and 5.75% to 11.00% in 2003 and 2002, respectively. Principal and interest are paid ratably through payroll deductions.

        During 2003 and 2002, respectively, the Plan had approximately $186,000 and $304,000 of defaulted loans. The Plan classified these outstanding balances as deemed distributions within the statements of changes in net assets available for benefits at December 31, 2003 and 2002.

  Termination

        Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

  Administrative Expenses

        All administrative expenses, charged by the Plan's recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by Plan forfeitures is paid by the Plan Sponsor.

  Plan Conversions

        In January 2002, the Plan received $1,040,103 of participant account balances from the ICM 401(k) Plan. ICM is a former subsidiary of the Company.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to profit-sharing plans and in accordance with the terms of the trust agreement.

  Use of Estimates in Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Prices are used to value investments quoted market value at year-end. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Payment of Benefits

        Benefits are recorded when paid.

NOTE C—INVESTMENT OF FUNDS

        All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are various mutual funds, a common collective trust and the Computer Horizons Corp. Common Stock Fund. All investments are participant-directed.

  Mutual Funds and Common Collective Trust

        The Plan's investments in mutual funds and a common collective trust at December 31, 2003 consisted of the following:

	2003		2002
Merrill Lynch Retirement Preservation Trust	$9,030,799	*	$8,488,810	*
Merrill Lynch International Equity Fund, Inc.	776,151		615,647
Merrill Lynch S&P 500 Index Fund	8,708,040	*	7,094,259	*
Merrill Lynch Small Cap Index Fund	2,187,399		1,398,427
Merrill Lynch Global Allocation Fund, Inc.	1,663,903		1,165,108
Massachusetts Investors Trust	6,889,377	*	6,154,978	*
MFS Research Fund	2,034,356		1,686,408
Merrill Lynch Balanced Capital Fund	3,290,332	*	3,058,417	*
Merrill Lynch Bond, Inc.—Intermediate Term
Portfolio Fund, Class A	2,604,537	*	2,514,512	*
Eaton Vance Worldwide Health Sciences Fund	764,519		445,847
Oppenheimer Developing Markets Fund	506,121		133,700
Van Kampen Emerging Growth Fund	719,785		380,630
AIM Balanced Fund	258,617		197,244
Eaton Vance Income Fund of Boston	243,851		76,020
MFS Utilities Fund	171,541		71,801
Massachusetts Investors Growth Stock Fund	895,376		579,165
ING International Value Fund	847,484		425,776
Davis Financial Fund	502,720		363,831
Merrill Lynch Small Capital Value Fund	226,098		142,315
Pimco PEA Innovations Fund	370,139		123,284

	$42,691,145		$35,116,179

*Denotes investments which exceed 5% of net assets available for Plan benefits at the end of the year.

  Computer Horizons Corp. Common Stock

        Participants can invest contributions in Computer Horizons Corp. common stock. Merrill Lynch, as an independent agent, obtains shares directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 2003 and 2002 valued at quoted market value is $1,881,519 and $1,660,359, respectively.

  Cash

        Included in investments is cash amounting to $97,764 and $193,447 at December 31, 2003 and 2002, respectively.

  Net Appreciation (Depreciation) on Fair Value of Investments

        The Plan's investment in mutual funds, a common collective trust and common stock (including gains and losses on investments bought and sold, as well as being held during the year) appreciated (depreciated) for 2003 and 2002 as follows:

	2003	2002
Mutual funds and common collective trust	$6,512,343	$(6,872,252)
Common Stock—Computer Horizons Corp.	334,350	13,877

	$6,846,693	$(6,858,375)

NOTE D—PARTY-IN-INTEREST TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Plan's Recordkeeper and Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are borne by the Plan.

NOTE E—TAX STATUS OF THE PLAN

        The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F—RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500—ANNUAL REPORT/RETURN OF EMPLOYEE BENEFIT PLAN

        For financial statement purposes, the Plan does not record a liability for benefits payable to participants of the Plan. The following reconciles the Financial Statement to Form 5500, as of and for the years ended December 31, 2003 and 2002.

	Years Ended December 31,
	2003	2002
Net Assets Available for Plan Benefits, as Reported in Financial Statements	$45,382,262	$37,885,155
Less: Due to Participants	(17,958)	(20,102)

	45,364,304	37,865,053

Distributions Paid to Participants, as Reported in Financial Statements	4,955,108	5,683,248
Less: Due to Participants, Beginning of the Year	(20,102)	—
Add: Due to Participants, End of Year	17,958	20,102

Distributions Paid to Participants As Reported in Form 5500	$4,952,964	$5,703,350

SUPPLEMENTAL SCHEDULE

Computer Horizons Corp. Employee's Savings Plan
EIN: 13-2638902, Plan # 001

Schedule H, Item 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2003

(a) Identity of issuer, borrower, lessor or similar party	(b) Description of investment	(c) Current value
Mutual Funds and Common Collective Trust ML Retirement Preservation Trust 9,030,799 shares*	Common Collective Trust	$9,030,799
ML International Equity Fund, Inc. 91,312 shares*	Mutual Funds	776,151
ML S&P 500 Index Fund 638,419 shares*	Mutual Funds	8,708,040
ML Small Cap Index Fund 181,376 shares*	Mutual Funds	2,187,399
ML Global Allocation Fund, Inc. 110,853 shares*	Mutual Funds	1,663,903
Massachusetts Investors Trust 441,061 shares	Mutual Funds	6,889,377
MFS Research Fund 116,315 shares	Mutual Funds	2,034,356
ML Balanced Capital Fund 124,539 shares*	Mutual Funds	3,290,332
ML Bond, Inc.—Intermediate Term Portfolio Fund, Class A, 218,135 shares*	Mutual Funds	2,604,537
Eaton Vance Worldwide Health Sciences Fund 76,605 shares	Mutual Funds	764,519
Oppenheimer Developing Markets Fund 24,557 shares	Mutual Funds	506,121
Van Kampen Emerging Growth Fund 19,922 shares	Mutual Funds	719,785
AIM Balanced Fund 10,807 shares	Mutual Funds	258,617
Eaton Vance Income Fund of Boston 37,806 shares	Mutual Funds	243,851

Computer Horizons Corp. Employee's Savings Plan
EIN: 13-2638902, Plan # 001

Schedule H, Item 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(continued)

December 31, 2003

(a) Identity of issuer, borrower, lessor or similar party	(b) Description of investment	(c) Current value
MFS Utilities Fund 19,993 shares	Mutual Funds	$171,541
MASS Investors Growth Stock Fund 79,097 shares	Mutual Funds	895,376
ING International Value Fund 56,088 shares	Mutual Funds	847,484
Davis Financial Fund 13,747 units	Mutual Funds	502,720
ML Small Cap Value Fund 8,850 shares*	Mutual Funds	226,098
Pimco PEA Innovations Fund 21,709 shares	Mutual Funds	370,139

		$42,691,145

Cash		97,764
Stocks
Computer Horizons Corp. 479,979 shares *	Common stock	1,881,519
Participant loans, with interest which ranges from 5.50% to 11.00%		$561,652

        *Party-in-interest

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN (Name of Plan)

	By	/s/ MICHAEL SHEA Michael Shea Vice President & Chief Financial Officer

June 10, 2004

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE COMPUTER HORIZONS CORP. EMPLOYEE'S SAVINGS PLAN
C O N T E N T S
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Computer Horizons Corp. Employee's Savings Plan STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31,
Computer Horizons Corp. Employee's Savings Plan STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31,
Computer Horizons Corp. Employee's Savings Plan NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
SUPPLEMENTAL SCHEDULE
Computer Horizons Corp. Employee's Savings Plan EIN: 13-2638902, Plan # 001
Schedule H, Item 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 2003
Schedule H, Item 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued) December 31, 2003
SIGNATURE